VTTI ENERGY PARTNERS LP

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

+44 20 7973 4200

July 29, 2014

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Branch Chief

Re:	VTTI Energy Partners LP

Registration Statement on Form F-1

File No. 333-196907

Ladies and Gentlemen:

On behalf of VTTI Energy Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to 4:00 p.m., Washington, D.C. time, on July 31, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VTTI ENERGY PARTNERS LP

By:	VTTI Energy Partners GP LLC,
its general partner

By:	/s/ Rubel Yilmaz
Rubel Yilmaz
Chief Financial Officer

cc:	Sean T. Wheeler, Latham & Watkins LLP

Douglass M. Rayburn, Baker Botts L.L.P.